Exhibit 99.1

On Reports Results for the Third Quarter and Nine-Month Period Ended September 30, 2025

•Driven by exceptional global momentum and consistent execution of its strategic priorities, On delivers record net sales and profitability in the third quarter. Net sales increase by 24.9% year-over-year, and by 34.5% on a constant currency basis, reaching CHF 794.4 million. This growth reflects broad-based demand, with a strong performance across both Direct-to-Consumer ("DTC") and Wholesale channels, underscoring the scalability and global appeal of On’s premium business model.
•Execution on strategic priorities continues to deliver strong, multi-dimensional growth. The apparel category achieves another quarter of exceptional growth, with a meaningful and balanced increase in share across all channels and regions. Net sales from apparel increase by 86.9%, or 100.2% on a constant currency basis. The Asia-Pacific region delivers a fourth consecutive quarter of triple-digit constant currency growth at 109.2%, while reported net sales increase 94.2%. Performance is complemented by the continued expansion of On’s global network of premium brand hubs, with new retail store locations in Palo Alto, Zurich, and Tokyo.
•Reflecting operational efficiencies, the strength of On’s premium positioning, and favorable foreign exchange effects, gross profit margin reaches a new high of 65.7%, up 510 basis points year-over-year. This includes a one-off positive impact of approximately 200 basis points related to lower-than-anticipated freight and other costs. Disciplined cost control, coupled with focused investment in high-return areas, drives an adjusted EBITDA margin of 22.6%. This corresponds to CHF 179.9 million in absolute adjusted EBITDA, up 49.8% year-over-year. Net income margin increased to 15.0%, up from 4.8% in the prior year.
•On further deepens its performance credibility and cultural relevance. The Company celebrates its first-ever gold medals at the World Athletics Championships and, in recent weeks, Hellen Obiri’s record-breaking victory at the marathon in New York, underscoring the success of its athlete-first innovation strategy. Collaborations with Zendaya and Burna Boy further reinforce On’s influence at the intersection of sport, fashion, and design, strengthening its connection with younger consumers worldwide.
•Following another outstanding quarter and continued strong momentum, On raises its full-year 2025 guidance across all key metrics. The Company now expects constant currency net sales growth of 34% year-over-year, implying reported net sales of CHF 2.98 billion at current spot rates. The gross profit margin outlook increases to around 62.5%, reflecting sustainable structural efficiencies, the brand’s strengthening premium positioning, and a favorable cost environment. This enhanced profitability supports an adjusted EBITDA margin above 18.0%, even as On accelerates strategic investments and manages foreign exchange headwinds.

ZURICH, Switzerland, November 12, 2025 - On Holding AG (NYSE: ONON) (“On,” “On Holding AG,” the “Company,” “we,” “our,” “ours,” or “us”), has announced its financial results for the third quarter and nine-month period ended September 30, 2025.

Caspar Coppetti, Co-Founder and Executive Co-Chairman of On, said: "This quarter was another one for the record books - a true showcase of our premium strategy in action. It reflects the best of what On stands for: innovation, purpose, and performance coming together to inspire movement. Our focus on excellence continues to drive powerful global momentum, earning deep trust with consumers and strengthening the core of our business. With an outstanding product pipeline and boosted by the remarkable achievements of On's athletes that embody our performance spirit, we carry this momentum forward with confidence and energy."

Martin Hoffmann, CEO and CFO of On, said: "Our consistent execution continues to bring our strategy to life - winning in performance, elevating our brand, and engaging our expanding global community in credible and consistent ways. We’re strengthening our connection with customers through experiences that showcase our premium positioning - from our most elevated stores to the growing momentum of our apparel business. At the core, our focus on operational excellence and technology is making us faster, smarter, and more agile. These results give us strong confidence - both for a successful holiday season and for the long term, as we continue building the world’s most premium global sportswear brand."

Key Financial and Operating Metrics
Key financial and operating metrics for the three-month period ended September 30, 2025 compared to the three-month period ended September 30, 2024 include:
•net sales increased by 24.9% to CHF 794.4 million, or by 34.5% on a constant currency basis;
•net sales through the direct-to-consumer (“DTC”) sales channel increased by 27.6% to CHF 314.7 million, or by 37.5% on a constant currency basis;
•net sales through the wholesale sales channel increased by 23.3% to CHF 479.6 million, or by 32.5% on a constant currency basis;
•net sales in Europe, Middle East and Africa (“EMEA”), Americas and Asia-Pacific ("APAC") increased by 28.6% to CHF 213.3 million, 10.3% to CHF 436.2 million and 94.2% to CHF 144.9 million, respectively;
•net sales in EMEA, Americas and Asia-Pacific increased by 33.0%, 21.0% and 109.2% on a constant currency basis, respectively;
•net sales from shoes, apparel and accessories increased by 21.1% to CHF 731.3 million, 86.9% to CHF 50.1 million and 145.3% to CHF 13.0 million, respectively;
•net sales from shoes, apparel and accessories increased by 30.4%, 100.2% and 160.8% on a constant currency basis, respectively;
•gross profit increased by 35.5% to CHF 522.2 million from CHF 385.3 million;
•gross profit margin increased to 65.7% from 60.6%;
•net income increased by 289.8% to CHF 118.9 million from CHF 30.5 million;
•net income margin increased to 15.0% from 4.8%;
•basic earnings per share (“EPS”) Class A (CHF) increased to CHF 0.36 from CHF 0.09;
•diluted EPS Class A (CHF) increased to CHF 0.36 from CHF 0.09;
•adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") increased by 49.8% to CHF 179.9 million from CHF 120.1 million;
•adjusted EBITDA margin increased to 22.6% from 18.9%;
•adjusted net income increased by 182.9% to CHF 142.0 million from CHF 50.2 million;
•adjusted basic EPS Class A (CHF) increased to CHF 0.43 from CHF 0.16; and
•adjusted diluted EPS Class A (CHF) increased to CHF 0.43 from CHF 0.15.

Key financial and operating metrics for the nine-month period ended September 30, 2025 compared to the nine-month period ended September 30, 2024 include:
•net sales increased by 32.6% to CHF 2,270.2 million, or by 37.3% on a constant currency basis;
•net sales through the DTC sales channel increased by 39.2% to CHF 899.9 million, or by 44.4% on a constant currency basis;
•net sales through the wholesale sales channel increased by 28.7% to CHF 1,370.3 million, or by 33.1% on a constant currency basis;
•net sales in EMEA, Americas and Asia-Pacific increased by 34.7% to CHF 579.7 million, 19.2% to CHF 1,305.9 million and 106.6% to CHF 384.6 million, respectively;
•net sales in EMEA, Americas and Asia-Pacific increased by 37.2%, 24.1% and 115.3% on a constant currency basis, respectively;
•net sales from shoes, apparel and accessories increased by 29.8% to CHF 2,117.1 million, 82.6% to CHF 124.9 million and 127.4% to CHF 28.2 million, respectively;
•net sales from shoes, apparel and accessories increased by 34.4%, 89.5% and 136.7% on a constant currency basis, respectively;
•gross profit increased by 37.8% to CHF 1,418.3 million from CHF 1,028.9 million;
•gross profit margin increased to 62.5% from 60.1%;
•net income decreased by 11.9% to CHF 134.6 million from CHF 152.7 million;
•net income margin decreased to 5.9% from 8.9%;
•basic EPS Class A (CHF) decreased to CHF 0.41 from CHF 0.47;
•diluted EPS Class A (CHF) decreased to CHF 0.40 from CHF 0.47;
•adjusted EBITDA increased by 51.2% to CHF 436.0 million from CHF 288.3 million;

•adjusted EBITDA margin increased to 19.2% from 16.8%;
•adjusted net income decreased by 10.2% to CHF 182.9 million from CHF 203.6 million;
•adjusted basic EPS Class A (CHF) decreased to CHF 0.56 from CHF 0.63; and
•adjusted diluted EPS Class A (CHF) decreased to CHF 0.55 from CHF 0.62.

Key financial and operating metrics as of September 30, 2025 compared to December 31, 2024 include:
•cash and cash equivalents increased by 4.1% to CHF 961.8 million from CHF 924.3 million; and
•net working capital increased by 13.4% to CHF 565.8 million from CHF 498.9 million.

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital and net sales on a constant currency basis are non-IFRS measures used by us to evaluate our performance. Furthermore, we believe these non-IFRS measures enhance investors' understanding of our financial and operating performance from period to period because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital and net sales on a constant currency basis should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS. For a detailed description and a reconciliation to the nearest IFRS measure, see section titled “Non-IFRS Measures.”

Outlook
Building on a year defined by strategic focus and outstanding execution, On looks ahead with strong confidence. Brand momentum remains exceptionally high, fueled in recent weeks by remarkable athlete achievements, cultural moments elevating On globally, and the launch of its inspiring holiday campaign. Reflecting the strength of its third-quarter performance and sustained momentum, On is raising its full-year 2025 guidance across all key metrics.
•Net sales: Expected to grow by 34% year-over-year on a constant currency basis (previously at least 31%). At current spot rates, this corresponds to reported net sales of CHF 2.98 billion (previously CHF 2.91 billion).
•Gross profit margin: Expected to be around 62.5% (previously 60.5-61.0%).
•Adjusted EBITDA margin: Expected to be above 18.0% (previously 17.0-17.5%).

Other than with respect to IFRS net sales and gross profit margin, On only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. As a result, we are not able to forecast with reasonable certainty all deductions needed in order to provide a reconciliation to net income. The above outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of risks and uncertainties, including those stated below and in our filings with the U.S. Securities and Exchange Commission (the "SEC").

Conference Call Information
A conference call to discuss third quarter results is scheduled for November 12, 2025 at 8 a.m. U.S. Eastern time (2 p.m. Central European Time). Those interested in participating in the call are invited to dial the following numbers:

United States:        +1 646 307 19 63
United Kingdom:    +44 203 481 42 47
Switzerland:        +41 43 210 51 63

Conference ID: 4406250

Additionally, a live webcast of the conference call will be available on the Company's investor relations website and under the following link: https://events.q4inc.com/attendee/862859771. Following the conclusion of the call, a replay of the conference call will be available on the Company's website.

About On
On was born in the Swiss Alps in 2010 with the mission to ignite the human spirit through movement – a mission that still guides the brand today. Fifteen years after market launch, On delivers industry-disrupting innovation in premium footwear, apparel and accessories for high-performance running, outdoor, training, all-day activities and tennis. On’s award-winning CloudTec® and LightSpray™ innovation, purposeful design and groundbreaking strides within the circular economy have attracted a fast-growing global fan base – inspiring humans to explore, discover and Dream On.

On is present in more than 80 countries globally and engages with a digital community on www.on.com.

Non-IFRS Measures
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital, and net sales on a constant currency basis are financial measures that are not defined under IFRS. We use these non-IFRS measures when evaluating our performance, including when making financial and operating decisions, and as a key component in the determination of variable incentive compensation for employees. We believe that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS measures enhance investor understanding of our financial and operating performance from period to period, because they exclude share-based compensation which is not viewed by management as part of our ongoing operations and performance, enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. In particular, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income and net working capital are measures commonly used by investors to evaluate companies in the sportswear industry.
However, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital, and net sales on a constant currency basis should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. The tables below reconcile each non-IFRS measure to its most directly comparable IFRS measure.

As noted above, we do not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. The amount of these deductions may be material and, therefore, could result in projected net income being materially less than projected adjusted EBITDA. These statements represent forward-looking information and may represent a financial outlook, and actual results may vary. Please see the risks and assumptions referred to in the Forward-Looking Statements section of this press release.

Net sales on a constant currency basis is a non-IFRS financial measure and should be viewed as a supplement to our results under IFRS. Net sales on a constant currency basis represents current period results that have been retranslated using exchange rates used in the prior year comparative period. We provide constant currency percent change in net sales within our results, to enhance the visibility of the underlying growth rate of net sales, excluding the impact of foreign currency exchange rate fluctuations.

Forward-Looking Statements
This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Many of the forward-looking statements contained in this management’s discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “continue,” “could,” “expect,” “estimate,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “target,” “will,” “would,” and “should,” among others.
Among other things, On’s quotations from management in the press releases and other written materials, as well as On’s strategic and operational plans, contain forward-looking statements. On may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements appear in a number of places in this management’s discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management.
Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section titled “Risk Factors” in our Annual Report. These risks and uncertainties include factors relating to: the strength of our brand and our ability to maintain our reputation and brand image; our ability and the ability of our independent manufacturers and other suppliers to follow responsible business practices; our ability to implement our growth strategy; the concentration of our business in a single, discretionary product category, namely footwear, apparel and accessories; our ability to continue to innovate and meet consumer expectations; changes in consumer tastes and preferences including in products and sustainability, and our ability to connect with our consumer base; our ability to open new stores at locations that will attract customers to our premium products; our ability to compete and conduct our business in the future; health epidemics, pandemics and similar outbreaks; general economic, political, demographic and business conditions worldwide, including geopolitical uncertainty and instability, such as the on-going Russia-Ukraine or Israel-Hamas conflicts and on-going shipping disruptions in the Red Sea and surrounding waterways; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; our ability to successfully develop, implement, and scale our LightSpray™ technology and products developed using this technology; our ability to strengthen and grow our DTC channel; our ability to address climate related risks; our ability to execute and manage our sustainability strategy and achieve our sustainability-related goals and targets, including sustainable product offerings and investor and customer scrutiny; our third-party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; supply chain disruptions, inflation and increased costs in supplies, goods and transportation, customs and duty expenses, and foreign exchange rates; the availability of qualified personnel and the ability to retain such personnel, including our Executive Officers; our ability to accurately forecast demand for our products and manage product manufacturing decisions; our ability to distribute products through our wholesale channel; changes in commodity, material, labor, distribution and other operating costs; our international operations; our ability to protect our intellectual property and defend against allegations of violations of third-party intellectual property by us; cybersecurity incidents and other disruptions to our information technology ("IT") systems; increased hacking activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine; our reliance on complex IT systems; our ability to adopt generative artificial intelligence ("AI") technologies in our operations; changes and contemplation of changes to trade policies, tariffs and import/export regulations in the United States and other jurisdictions; financial accounting and tax matters; our ability to maintain effective internal control over financial reporting; the potential impact of, and our compliance with, new and existing laws and regulations; other factors that may affect our financial condition, liquidity and results of operations; and other risks and uncertainties set out in filings made from time to time with the SEC and available at www.sec.gov, including, without limitation, our most recent reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.
Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

For investor and media inquiries
Investor Contact:
On Holding AG
Liv Radlinger
investorrelations@on.com
or
ICR, Inc.
Brendon Frey
brendon.frey@icrinc.com

Media Contact:
On Holding AG
Adib Sisani
press@on.com

Source: On
Category: Earnings

Consolidated Financial Information
Consolidated interim statements of income
(unaudited)

	Three-month period ended September 30,		Nine-month period ended September 30,
(CHF in millions)	2025	2024	2025	2024

Net sales	794.4	635.8	2,270.2	1,711.7
Cost of sales	(272.1)	(250.5)	(851.9)	(682.8)
Gross profit	522.2	385.3	1,418.3	1,028.9
Selling, general and administrative expenses	(397.5)	(312.7)	(1,123.8)	(870.4)
Operating result	124.7	72.6	294.5	158.5
Financial income	8.1	6.0	22.9	17.1
Financial expenses	(8.1)	(6.5)	(21.8)	(17.2)
Foreign exchange gain / (loss)	(6.1)	(42.6)	(160.5)	29.7
Income before taxes	118.6	29.6	135.2	188.1
Income tax benefit / (expense)	0.3	0.9	(0.6)	(35.4)
Net income	118.9	30.5	134.6	152.7

Earnings per share
Basic EPS Class A (CHF)	0.36	0.09	0.41	0.47
Basic EPS Class B (CHF)	0.04	0.01	0.04	0.05

Diluted EPS Class A (CHF)	0.36	0.09	0.40	0.47
Diluted EPS Class B (CHF)	0.03	0.01	0.04	0.05

Consolidated interim balance sheets
(unaudited)

(CHF in millions)	9/30/2025	12/31/2024

Cash and cash equivalents	961.8	924.3
Trade receivables	340.9	246.1
Inventories	380.6	419.2
Other current financial assets	63.1	56.4
Other current operating assets	165.3	113.7
Current assets	1,911.7	1,759.7
Property, plant and equipment	135.2	127.2
Right-of-use assets	479.9	323.6
Intangible assets	54.6	58.3
Deferred tax assets	170.3	107.8
Non-current assets	839.9	617.0
Assets	2,751.6	2,376.7
Trade payables	155.6	166.5
Current lease liabilities	76.1	59.1
Other current financial liabilities	55.5	51.3
Other current operating liabilities	380.3	299.3
Current provisions	15.8	21.7
Income tax liabilities	65.2	62.5
Current liabilities	748.6	660.4
Employee benefit obligations	7.9	8.6
Non-current provisions	18.8	14.9
Non-current lease liabilities	427.8	288.5
Other non-current financial liabilities	0.7	1.7
Deferred tax liabilities	6.5	10.8
Non-current liabilities	461.8	324.5
Share capital	34.0	33.7
Treasury shares	(26.7)	(26.8)
Capital reserves	1,267.9	1,210.0
Other reserves	(47.6)	(4.0)
Retained earnings	313.6	178.9
Equity	1,541.3	1,391.8
Equity and liabilities	2,751.6	2,376.7

Consolidated interim statements of cash flows
(unaudited)

	Nine-month period ended September 30,
(CHF in millions)	2025	2024

Net income	134.6	152.7
Adjustments for:
Share-based compensation	49.7	42.4
Employee benefit expenses	2.8	1.3
Depreciation and amortization	92.9	75.9
Loss on disposal of assets	0.7	0.2
Interest income and expenses	(6.7)	(5.2)
Net exchange differences	162.0	(27.7)
Income taxes	0.6	35.4
Change in working capital	(178.3)	(35.0)
Trade receivables	(130.5)	(118.5)
Inventories	(39.1)	15.6
Trade payables	(8.7)	67.9
Change in other current assets / liabilities	36.9	110.7
Change in provisions	(5.1)	11.5
Interests received	22.4	16.5
Income taxes paid	(66.0)	(37.0)
Cash inflow from operating activities	246.4	341.8

Purchase of tangible assets	(46.2)	(41.5)
Purchase of intangible assets	(3.8)	(3.7)
Cash (outflow) from investing activities	(50.0)	(45.2)

Payments of lease liabilities	(51.3)	(37.4)
Proceeds from issuance of shares	0.3	0.2
Proceeds on sale of treasury shares related to share-based compensation	8.3	8.6
Interests paid	(15.6)	(11.3)
Cash (outflow) from financing activities	(58.3)	(39.8)

Change in net cash and cash equivalents	138.1	256.8
Net cash and cash equivalents at January 1	924.3	494.6
Net impact of foreign exchange rate differences	(100.5)	(2.4)
Net cash and cash equivalents at September 30	961.8	749.0

Reconciliation of Non-IFRS measures
Adjusted EBITDA and Adjusted EBITDA Margin
The table below reconciles net income to adjusted EBITDA for the periods presented. Adjusted EBITDA margin is equal to adjusted EBITDA for the period presented as a percentage of net sales for the same period.

	Three-month period ended September 30,			Nine-month period ended September 30,
(CHF in millions)	2025	2024	% Change	2025	2024	% Change

Net income	118.9	30.5	289.8%	134.6	152.7	(11.9)%
Exclude the impact of:
Income taxes	(0.3)	(0.9)	(66.7)%	0.6	35.4	(98.3)%
Financial income	(8.1)	(6.0)	35.0%	(22.9)	(17.1)	33.9%
Financial expenses	8.1	6.5	24.6%	21.8	17.2	26.7%
Foreign exchange result	6.1	42.6	(85.7)%	160.5	(29.7)	640.4%
Depreciation and amortization	32.2	27.5	17.1%	92.9	75.9	22.4%
Share-based compensation(1)	23.0	19.9	15.6%	48.6	53.9	(9.8)%
Adjusted EBITDA	179.9	120.1	49.8%	436.0	288.3	51.2%
Adjusted EBITDA Margin	22.6%	18.9%	20.0%	19.2%	16.8%	14.0%
(1) Management excludes share-based compensation expenses as we do not consider these expenses reflective of our ongoing operations and performance.

Adjusted Net Income, Adjusted Basic EPS and Adjusted Diluted EPS
We use adjusted net income, adjusted basic EPS and adjusted diluted EPS as measures of operating performance in conjunction with related IFRS measures.
For the purpose of operational performance measurement, we calculate adjusted net income, adjusted basic EPS and adjusted diluted EPS in a manner that fully excludes the impact of any costs related to share-based compensation and includes the tax effect on the tax-deductible portion of the non-IFRS adjustments, which we believe increases comparability of the metric from period to period, and makes it useful for management, our audit committee and investors to assess our financial performance over time.
Adjusted basic EPS is calculated by dividing adjusted net income by the weighted average number of ordinary shares outstanding during the period. Adjusted diluted EPS is calculated by dividing adjusted net income by the weighted average number of ordinary shares outstanding during the period on a fully diluted basis.

The table below provides a reconciliation between net income and adjusted net income, adjusted basic EPS and adjusted diluted EPS for the periods presented:

	Three-month period ended September 30,
(CHF in millions, except per share data)	2025	2025	2024	2024
	Class A	Class B	Class A	Class B

Net income	106.8	12.1	27.2	3.3
Exclude the impact of:
Share-based compensation(1)	20.7	2.3	17.8	2.1
Tax effect of adjustments(2)	0.1	—	(0.2)	—
Adjusted net income	127.6	14.4	44.8	5.4

Weighted number of outstanding shares	296,472,498	334,916,680	288,654,081	345,437,500
Weighted number of shares with dilutive effects	2,926,575	10,595,360	3,724,345	12,963,353
Weighted number of outstanding shares (diluted and undiluted)(3)	299,399,073	345,512,040	292,378,426	358,400,853

Adjusted basic EPS (CHF)	0.43	0.04	0.16	0.02
Adjusted diluted EPS (CHF)	0.43	0.04	0.15	0.01

	Nine-month period ended September 30,
(CHF in millions, except per share data)	2025	2025	2024	2024
	Class A	Class B	Class A	Class B

Net income	120.7	13.9	136.4	16.3
Exclude the impact of:
Share-based compensation(1)	43.5	5.0	48.1	5.8
Tax effect of adjustments(2)	(0.3)	—	(2.7)	(0.3)
Adjusted net income	164.0	18.9	181.8	21.8

Weighted number of outstanding shares	295,155,386	340,427,586	288,232,639	345,437,500
Weighted number of shares with dilutive effects	3,648,162	12,108,722	3,515,460	12,487,714
Weighted number of outstanding shares (diluted and undiluted)(3)	298,803,548	352,536,308	291,748,099	357,925,214

Adjusted basic EPS (CHF)	0.56	0.06	0.63	0.06
Adjusted diluted EPS (CHF)	0.55	0.05	0.62	0.06
(1) Management excludes share-based compensation expenses as we do not consider these expenses reflective of our ongoing operations and performance.
(2) The tax effect has been calculated by applying the local tax rate on the tax-deductible portion of the respective adjustments.
(3) Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate Adjusted EPS as Adjusted net income for such periods.

Net Sales on a Constant Currency Basis
Net sales on a constant currency basis is a non-IFRS measure which represents current period results that have been retranslated using exchange rates used in the prior year comparative period. We provide constant currency percent change in net sales in our results to enhance the visibility of the underlying growth rate of net sales, excluding the impact of foreign currency exchange rate fluctuations. Below, we show reported net sales split out by sales channel, geography, and product, and include the reported percent change and the constant currency percent change.

Net sales by sales channel
The following tables present net sales by sales channel:

	Three-month period ended September 30,
(CHF in millions)	2025	2024	% Change	Constant Currency % Change (1)

Wholesale	479.6	389.1	23.3%	32.5%
Direct-to-consumer	314.7	246.7	27.6%	37.5%
Net sales	794.4	635.8	24.9%	34.5%

	Nine-month period ended September 30,
(CHF in millions)	2025	2024	% Change	Constant Currency % Change (1)

Wholesale	1,370.3	1,065.1	28.7%	33.1%
Direct-to-consumer	899.9	646.6	39.2%	44.4%
Net sales	2,270.2	1,711.7	32.6%	37.3%

Net sales by geography
The following tables present net sales by geographic region (based on the location of the counterparty):

	Three-month period ended September 30,
(CHF in millions)	2025	2024	% Change	Constant Currency % Change (1)

Americas	436.2	395.5	10.3%	21.0%
Europe, Middle East and Africa	213.3	165.8	28.6%	33.0%
Asia-Pacific	144.9	74.6	94.2%	109.2%
Net sales	794.4	635.8	24.9%	34.5%
(1) The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure. Reconciliation to the nearest IFRS measure is shown in the tables above.

	Nine-month period ended September 30,
(CHF in millions)	2025	2024	% Change	Constant Currency % Change (1)

Americas	1,305.9	1,095.1	19.2%	24.1%
Europe, Middle East and Africa	579.7	430.4	34.7%	37.2%
Asia-Pacific	384.6	186.2	106.6%	115.3%
Net Sales	2,270.2	1,711.7	32.6%	37.3%
Net sales by product
The following tables present net sales by product group:

	Three-month period ended September 30,
(CHF in millions)	2025	2024	% Change	Constant Currency % Change (1)

Shoes	731.3	603.7	21.1%	30.4%
Apparel	50.1	26.8	86.9%	100.2%
Accessories	13.0	5.3	145.3%	160.8%
Net sales	794.4	635.8	24.9%	34.5%

	Nine-month period ended September 30,
(CHF in millions)	2025	2024	% Change	Constant Currency % Change (1)

Shoes	2,117.1	1,630.8	29.8%	34.4%
Apparel	124.9	68.4	82.6%	89.5%
Accessories	28.2	12.4	127.4%	136.7%
Net sales	2,270.2	1,711.7	32.6%	37.3%
(1) The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure. Reconciliation to the nearest IFRS measure is shown in the tables above.

Net Working Capital
Net working capital is a financial measure that is not defined under IFRS. We use and believe that certain investors and analysts use this information to assess liquidity and management use of net working capital resources. We define net working capital as trade receivables, plus inventories, minus trade payables. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS.
Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

	As of September 30,	As of December 31,
(CHF in millions)	2025	2024	% Change

Trade receivables	340.9	246.1	38.5%
Inventories	380.6	419.2	(9.2)%
Trade payables	(155.6)	(166.5)	(6.5)%
Net working capital	565.8	498.9	13.4%